UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)
Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:
Mr. Robert Keating
Delegate General
Québec Government House
One Rockefeller Plaza
26th Floor
New York, NY 10020-2102
Copies to:

Mr. Robert E. Buckholz, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	Mr. Jean-Hugues Lafleur Vice President, Financing, Treasury and Pension Fund Hydro-Québec 75 René-Lévesque Boulevard West 5th Floor Montréal, Québec, Canada H2Z 1A4

*	The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (“Annual Report”) as follows:
1. The following additional exhibit is hereby added to the Annual Report:
Exhibit (3): Quarterly Report for the first quarter ended March 31, 2009
The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC

By:	/s/ Jean-Hugues Lafleur Authorized Officer
	Name:	Jean-Hugues Lafleur
	Title:	Vice President, Financing, Treasury and Pension Fund
Date: May 15, 2009